Issuer Free Writing Prospectus dated April 8, 2013

(To Preliminary Prospectus dated April 1, 2013)

Filed Pursuant to Rule 433

Registration Statement No. 333-185269

Taylor Morrison Home Corporation

The following free writing prospectus supplements the preliminary prospectus of Taylor Morrison Home Corporation dated April 1, 2013 (the “Preliminary Prospectus”). Defined terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Prospectus.

Preliminary First Quarter 2013 Financial Results

Taylor Morrison Home Corporation (“we” or “us”) expects net sales orders, including its share of unconsolidated joint ventures sales orders, to have increased approximately 46%, to 1,697 in the first quarter of 2013 as compared to 1,161 in the first quarter of 2012. We expect net sales orders in our U.S. operations to have increased approximately 68% for the first quarter of 2013, partially offset by a 38% sales order decline in our Canadian operations. We expect our overall monthly absorption pace to have been 3.3 net sales orders per community, including our share of unconsolidated joint ventures, in the first quarter of 2013 compared to 3.0 for the first quarter of 2012.

We expect our closings, including our share of unconsolidated joint ventures closings, to have increased approximately 58% in the first quarter of 2013 compared to the corresponding period in 2012, to 1,040. We expect closings in our U.S. operations to have increased 96% while closings in our Canadian operations are expected to have declined 33%, in each case in the 2013 first quarter compared to the 2012 first quarter.

We anticipate sales order backlog of homes under contract to have increased approximately 30% to 4,767 homes, including homes in unconsolidated joint ventures, with a sales value of $1.8 billion at March 31, 2013 compared to a sales value of $1.2 billion as of March 31, 2012. Sales order backlog of homes in the U.S. operations increased 151% to a sales value of $998.3 million while our Canadian operations declined 9% to a sales value $753.2 million. The average sales price in backlog for our U.S. operations is expected to have increased to $398,000 from $332,000 while the average sales price in backlog for our Canadian operations was relatively flat at $333,000.

In addition, the fourth sentence of the second paragraph under the caption “Prospectus Summary—Recent Developments—Selected 2013 Operations Data” in the Preliminary Prospectus is amended and replaced with the following: We believe that the sales value of our U.S. backlog increased by 157% to $896.0 million, that the sale value of our Canadian backlog decreased by 7% to $735.5 million (including $307.2 million in unconsolidated joint ventures) and that the sales value of our total backlog increased by 44% to $1.6 billion, in each case as of February 28, 2013 compared to February 29, 2012.

The preliminary financial and other data set forth above has been prepared by, and is the responsibility of, our management. The foregoing information and estimates have not been compiled or examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing information and estimates are subject to revision as we prepare our financial statements and other disclosures as of and for the first quarter of 2013, including all disclosures required by U.S. GAAP. Because we have not completed our normal quarterly closing and review procedures for the first quarter of 2013, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the first quarter of 2013 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these estimated results of operations and other data are not necessarily indicative of the results to be achieved for any future period.

Reorganization Transactions

Since the date of the Preliminary Prospectus, we modified the Reorganization Transactions to permit an affiliate of JH Investments Inc. (“JH”) to exchange a portion of its Class A Units in TMM for 1,226,464 New TMM Units (rather than for interests in the TPG and Oaktree holding vehicles) and to offer to sell a portion of those New TMM Units to us in connection with our use of proceeds from this offering. Accordingly, we will use a portion of the net proceeds of this offering to acquire 633,232 of the New TMM Units held by JH in lieu of acquiring an aggregate of 633,232 New TMM Units from the TPG and Oaktree holding vehicles.

In addition, since the date of the Preliminary Prospectus, we determined that in lieu of having our three Canadian managers receive New TMM Units in the Reorganization Transactions, these managers will instead exchange existing phantom appreciation awards that they currently hold for new phantom appreciation awards tied to the equity value of the TPG and Oaktree holding vehicles. The new awards will in all other respects retain the same terms and conditions of the existing phantom awards they are replacing. As a result, following the Reorganization Transactions, members of our management and our board will collectively own 1.3% of the New TMM Units.

Forward-Looking Statements

This free writing prospectus includes “forward-looking statements.” These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: interest rate changes and the availability of mortgage financing; continued volatility in the debt and equity markets; competition within the industries in which we operate; the availability and cost of land and other raw materials used by us in our homebuilding operations; the impact of any changes to our strategy in responding to continuing adverse conditions in the industry, including any changes regarding our land positions; the availability and cost of insurance covering risks associated with our businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation directed at or affecting the housing market, the homebuilding industry or construction activities; uncertainty in the mortgage lending industry, including revisions to underwriting standards and repurchase requirements associated with the sale of mortgage loans; the interpretation of or changes to tax, labor and environmental laws; economic changes nationally or in Taylor Morrison’s local markets, including inflation, deflation, changes in consumer confidence and preferences and the state of the market for homes in general; legal or regulatory proceedings or claims; required accounting changes; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. We undertake no duty to update any forward-looking statement, whether as a result of new information, future events or changes in our expectations. In addition, other such risks and uncertainties may be found in the Preliminary Prospectus under the heading “Risk Factors.”

We have filed a registration statement (including a preliminary prospectus) with the SEC for an offering of Class A common stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may also be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com. Copies may also be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (800) 831-9146 or by email at BATProspectusdept@citi.com.

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